SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant's name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Pursuant to the notice of an annual general meeting of shareholders of Caesarstone Ltd. (the "Company"), which was attached as Exhibit 99.1 to the Company's Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 14, 2017, the Company hereby furnishes the following documents:

(i)    Notice and Proxy Statement relating to the Company's annual general meeting of shareholders (the "Meeting"), to be held on September 19, 2017, beginning at 5:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, describing the proposals to be voted on at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)   Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2.

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Company's Registration Statements on Form S-8 (Files No. 333- 180313 and No. 333-210444) and (ii) the Company's Registration Statement on Form F-3 (File No. 333-196335).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: August 22, 2017	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business Development & General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Notice and Proxy Statement relating to the Company's 2017 Annual General Meeting of Shareholders.

99.2	Proxy Card relating to the Company's 2017 Annual General Meeting of Shareholders.